SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 16, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.

PrimaCom AG’s financial statements for the three months ending March 31, 2003 are attached to this Form 6-K.

SIGNATURES
AD-HOC NOTICE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER

	Name:	Jens Kircher
	Titles:	Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL

	Name:	Stefan Schwenkedel
	Titles:	Member of the Management Board and Chief Financial Officer

Date: April 16, 2004

2

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz / Germany

AD-HOC NOTICE PURSUANT TO SEC.15 OF THE GERMAN SECURITIES TRADING ACT (Wertpapierhandelsgesetz, WpHG)

Ordinary shareholders’ meeting: Approval regarding the transfer of substantially all of the assets of PrimaCom AG to BK Breitband Kabelnetz Holding GmbH and the subsequent liquidation of PrimaCom AG.

Mainz, April 16, 2004: The Management Board and the Supervisory Board of PrimaCom AG (the “Company”) will propose to the ordinary shareholders’ meeting scheduled to take place in June 2004 that the meeting approve the transfer of substantially all of the assets (except for a claim in the amount of roughly EUR 1.4 million, the grounds and amount of which are, however, in dispute) of the Company to BK Breitband Kabelnetz Holding GmbH, Hamburg, in accordance with Sec. 179 a of the German Stock Corporation Act (Aktiengesetz, AktG) and the subsequent liquidation of the Company. On April 16, 2004, the Company entered into a Purchase and Sale Agreement with BK Breitband Kabelnetz Holding GmbH, an entity ultimately controlled by Apollo Management L.P. (“Apollo”) and JPMorgan Chase Bank (“JPM”). Pursuant to such Purchase and Sale Agreement, and subject to the approval of the shareholders’ meeting, the Company has agreed to transfer to BK Breitband Kabelnetz Holding GmbH substantially all of its assets. The Company’s 100% interest in PrimaCom Management GmbH, which manages the business of the PrimaCom group through various controlled companies, and the loans granted by the Company to PrimaCom Management GmbH and other companies of the PrimaCom group form the main part of the assets to be transferred. Following the transfer, BK Breitband Kabelnetz Holding GmbH, as the new holding company, will manage the business of the PrimaCom group. As consideration for the transfer to it of substantially all of the Company’s assets, BK Breitband Kabelnetz Holding GmbH will (i) release and discharge the Company from any and all obligations in connection with the EUR 375 million Second Secured Facility Agreement, dated March 26, 2002; (ii) pay EUR 5 million in cash to the Company; and (iii) assume or fund certain other present and future liabilities, obligations and costs of the Company. As a result, the Company will upon closing of the transaction be discharged almost entirely from its present debt (i.e. from all debt under the Second Secured Facility Agreement). Furthermore, the Management Board and the Supervisory Board expect, based on their current assessment of the likely cost and expense to be sustained by the Company until completion of its liquidation, that any remaining present and future liabilities, obligations and costs of the Company as assumed or funded by BK Breitband Kabelnetz Holding GmbH will be sufficient to cover the costs of liquidation so that the cash consideration in the amount of EUR 5 million should be fully available for distribution to the shareholders following the liquidation of the Company. However, the amount available for distribution to the shareholders cannot be guaranteed and may be less than EUR 5 million depending on various factors (e.g. existence of unforeseen liabilities, actual duration and cost of liquidation). It is contemplated that, at the closing of the transaction, the EUR 1 billion credit facility granted to PrimaCom Management GmbH pursuant to the Senior Facility Agreement, dated September 18, 2000, as amended on March 26, 2002, with currently approximately EUR 494.5 million outstanding, will be fully repaid and substituted with (i) a new senior credit facility to be provided by a syndicate of new senior lenders and (ii) mezzanine financing to be provided by affiliates of Apollo and JPM. The availability of the new senior credit facility is a condition to the closing of the transaction. Furthermore, the entire transaction is subject to antitrust clearance by the competent authorities and fulfillment of other customary conditions precedent, including, but not limited to, (i) approval of the transaction being granted by the shareholders’ meeting of the Company; (ii) no challenges being brought against the resolution of the shareholders’ meeting granting the approval; and (iii) absence of a material adverse change in the business of the PrimaCom group. Additional information regarding the nature of the transaction as well as background information will be included in the invitation to the shareholders’ meeting and in the documents to be displayed. The transaction will be explained in greater detail during the shareholders’ meeting by the Management Board.

WKN: 625910, ISIN: DE0006259104. Market segment: CDAX, Prime All Share, Prime Standard, Regulated Market of the Frankfurt Stock Exchange; OTC market of the Stock Exchange of Lower Saxony in Hanover; Stock Exchange of Berlin; Bavarian Stock Exchange; Stock Exchange of Hamburg; Stock Exchange of Bremen (BWB); Stock Exchange of Duesseldorf; and Stock Exchange of Baden-Wuerttemberg.

ADRs: ISIN: US74154N1081; CUSIP:
74154N108; OTC Bulletin Board; Symbol: PCAGY.

Contact:	Investor Relations Tel.: +49 6131 – 944 522 Fax: +49 6131 – 944 509 e-mail: investor@primacom.de www.primacom.de

PrimaCom ( www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.